IMOBOLIS, INC.
8950 West Olympic Blvd.  Suite 350,
 Beverly Hills, CA 90211

December 1, 2010

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention:  Barbara C. Jacobs and Ryan Houseal.

RE:	IMOBOLIS, INC. Amendment NO. 2 to Registration Statement on Form S-1 Filed November 16, 2010 File Number: 333-167581

To Whom It May Concern:

In response to your letter dated October 20, 2010 Imobolis, Inc., wishes to address the following comments.

General

I .We note your response to prior comment 2 and we reissue it in part. You have not addressed why you believe that the subscription receivable for the shares issued to your sole executive officer was appropriate under Section 13(k) of the Exchange Act. Although the receivable was paid off on July 21, 2010, you should address Section 13(k) and the subscription receivable in your Form S-I since you were subject to the prohibitions of this section once you filed the Form S-1. (Section 2 of the Sarbanes-Oxley Act defines an issuer as an entity that "has filed a registration statement that has not yet become effective under the Securities Act of 1933 and that it has not withdrawn.") Further, disclosure of the transaction should be made under Item 404 of Regulation S-K, which requires disclosure of transactions with related persons since the beginning of the registrant's last fiscal year and currently proposed transactions. We find your current Item 404 disclosure unclear in that it states that "as of the date of this prospectus other than the transaction described above there have been no, and have not been since inception, any material agreements or proposed transactions" with directors, officers, nominees etc. See also Item 404(d) of Regulation S-K. Your Item 404 discussion should be revised to discuss, among other matters, how the terms of the receivable would have compared to the terms of a similar transaction with an unrelated third party.

We have noted your comment and have not included this response in the filing.

General

1.
The subscription receivable for the shares issued to our sole executive officer was appropriate under Section 13(K) of the Exchange Act because it did not consist of the issuer, directly or indirectly, including through any subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing the extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the issuer.  In short, this transaction was not a personal loan. This transaction was a bonafide business loan.  The purpose of this transaction from the reasonable perspective of the issuer, was in the furtherance of and to advance the business of the issuer.  This transaction was not for the sole personal benefit of the executive officer and the proceeds of same were not used for personal matters.  The transaction took place to advance the business purposes of the company as stated on page 16 of s-1.

“We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of the existing security holder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.

We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. We will at some point in the near future need to raise additional capital through private placement offerings. We believe that obtaining reporting company status under the 1934 Act and trading on the OTC Bulletin Board should increase our ability to raise these additional funds from investors.”

Thus since it was only a business loan it was not in violation of the SEC provisions, including the Sarbanes-Oxley Act.

To that extent any further foreclosures pursuant to Item 404(d) of Regulation S-K we have revised the disclosure on page 29.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On February 14, 2010, the Company issued 18,000,000 founder’s shares at the par value of $0.001 in exchange for a stock subscription receivable of $18,000. The Company has received total proceeds of $12,262 and has a remaining stock subscription receivable balance of $5,738 as of June 30, 2010 that was subsequently received in full on July 21, 2010.

Common Stock
On February 14, 2010, the Company issued 18,000,000 founder’s shares at the par value of $0.001 in exchange for a stock subscription receivable of $18,000. The Company received proceeds of $5,582 on March 18, 2010. On May 27, 2010, the Company received an additional $900 in payment on the outstanding stock subscription receivable for the purchase of founder’s shares on February 14, 2010.  On June 18, 2010, the Company received an additional $380 in payment on the outstanding stock subscription receivable for the purchase of founder’s shares on February 14, 2010.  On June 22, 2010, the Company received an additional $5,400 in payment on the outstanding stock subscription receivable for the purchase of founder’s shares on February 14, 2010. The Company has a remaining stock subscription receivable balance of $5,738 as of June 30, 2010, which was subsequently received in full on July 21, 2010.

The business loan was made on the same terms that the company would be selling the shares in the current S-1 A2, (.001 per share par) when it goes effective.  The company received 8% interest on the loan.  This is the same interest rate that the company would charge persons not related to the company.

Prospectus Summary

Business Development, page 5

2.We refer to prior comment 3. You have revised your document to state that you will begin selling advertising space on your website in November 2010, and that such sales efforts will be targeted at "Auto Makers" and "Cars Direct." You further state that you expect to generate sufficient revenues in the next eight months from the sale of advertisements to fund your current business plan. You continue to represent in your disclosure, however, that you expect to incur losses for at least the next 12 months, that you currently do not expect to generate revenue that is sufficient to cover your expenses, and that you do not have sufficient cash and cash equivalents to execute your plan of operations for at least the next twelve months. As such, please tell us the basis for your expectation that you will generate revenues in the next eight months from the sale of advertising space on your website to fund your business plan. To the extent you have any arrangements for the sale of advertising space with Auto Makers and/or Cars Direct, please discuss the nature and material terms of those agreements. Also, if any such agreements exist between your company and these two entities, tell us whether your operations are substantially dependent on those agreements.

We have noted this comment and have revised the disclosure throughout and  on pages 5.

PROSPECTUS SUMMARY

We expect to continue to incur losses for at least the next 12 months. We do not expect to generate revenue that is sufficient to cover our expenses, and we do not have sufficient cash and cash equivalents to execute our plan of operations for at least the next twelve months. We will need to obtain additional financing to conduct our day-today operations, and to fully execute our business plan. We plan to raise the capital necessary to fund our business through the sale of equity securities. (See "Plan of Operation")

Our independent auditors have added an explanatory paragraph to their report of our audited financial statements for the year ended March 31, 2010, stating that our net loss of ($582), lack of revenues and dependence on our ability to raise additional capital to continue our business, raise substantial doubt about our ability to continue as a going concern. Our financial statements and their explanatory notes included as part of this prospectus do not include any adjustments that might result from the outcome of this uncertainty. If we fail to obtain additional financing, either through an offering of our securities or by obtaining loans, we may be forced to cease our planned business operations altogether.

BUSINESS DEVELOPMENT

The Company was incorporated on February 11, 2010. The company has had limited development stage operations from incorporation (February 11, 2010) to June 30, 2010.

Imobolis, Inc. has not commenced its major operations of providing free listing of automobiles for sale to the general public. The company is presently developing an Internet based bulletin board service which will provide free listing of automobiles for sale to the general public. The company is not offering the service to anyone at this time. Imobolis, Inc. is considered a development stage company because it has not commenced its major operations. In addition the company has not achieved any revenue in connection with its business to date. As a result we are a startup company, that is, we have no operating history or revenue, and are at a competitive disadvantage.

The company will start selling advertising space on its website starting in March of 2011. The company will target automobile dealerships such as Auto Maker and Cars Direct.  The company does not have any agreements with Auto Maker and Cars Direct at this time. The company expects to generate  nominal revenues starting in March of 2011.  The company expects revenues to grow slowly over the next 12 months while the company establishes it’s self in the industry. The company will need to raise capital because there is insufficient cash for operations for the next twelve months. We will have to seek other sources of capital since the company does expects the revenues generated from the sale of adverting space to be sufficient to meet the funding requirements of the business for the next twelve months.

The competition for and difficulty in the internet based bulletin board service for free listing of automobiles for sale to the general public may affect our ability to develop profitable operations in the future. Companies that are engaged in internet based bulletin board services, include large, established companies with substantial capabilities and long earnings records.

We have no operating history and expect to incur losses for the foreseeable future. Should we continue to incur losses for a significant amount of time, the value of your investment in the common shares could be affected downward, and you could even lose your entire investment.

We have not yet received any revenues from our development stage operations, nor have we otherwise engaged in any business operations. Imobolis, Inc. is a development stage company and in the absent of revenues and operations the Independent Audit Report dated June 17, 2010, cites a going concern issue. The going concern statement opinion issued by the independent auditors is the result of a lack of operations and working capital.

The company will need to raise capital which concerned the independent auditors because there is insufficient cash for operations for the next twelve months. We will have to seek other sources of capital.

3.We note your response to prior comment 6 and your internet address (http://www.imobolis.com) listed on page 6 of your document It appears that your website provides links to services that are unrelated to the services that you intend to offer. Please advise.

We have noted this comment and have not revised the disclosure.

The company’s web site does not link to any other services. The website shows the following:

IMOBOLIS INC.

8950 West Olympic Blvd. Suite # 350
Beverly Hills, CA 90211
Contact Us

The Offering., page 6

4.You state on page 6 that your chief executive officer is "deemed" to be a statutory underwriter in this offering. Given your representations in your "Plan of Distribution" that the selling security holder is an underwriter within the meaning of Section 2(11) of the Securities Act, you should revise your document throughout as necessary so as to clearly indicate that the, selling shareholder is a statutory underwriter and not merely "deemed" to be such.

We have noted this comment and have revised the disclosure throughout and on page 7, 16 and 17.

The selling security holder Julian Spitari is an "underwriter” within the meaning of the Securities Act of 1933, as amended with respect to all shares being offered hereby.

The selling security holder listed in this prospectus is the underwriter within the meaning of section 2(11) of the Securities Act of 1933, as amended, in connection with the sales and distributions contemplated under this prospectus, and may have civil liability under Sections 11 and 12 of the Securities Act for any omissions or misstatements in this prospectus and the registration statement of which it is a part and any broker-dealers or agents that are involved in selling the shares may be deemed to be an "underwriter" within the meaning of section 2(11) of the Securities Act of 1933, as amended, in connection with the sales and distributions contemplated under this prospectus, and may have civil liability under Sections 11 and 12 of the Securities Act for any omissions or misstatements in this prospectus and the registration statement of which it is a part. Additionally, any profits, which our selling security holder may receive, would be  underwriting compensation under the Securities Act. Because the selling security holder is the underwriter under Section 2(11) of the Securities Act, the selling security holder will be subject to the prospectus delivery requirements of the Securities Act.

The selling security holder and any broker-dealers or agents must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling security holder is engaged in a distribution of the common stock, and therefore be considered to be an underwriter, he must comply with applicable law and may, among other things would be  engaged in a distribution of the common stock, and therefore be considered to be an underwriter, he must comply with applicable law and may, among other things:

Liquidity and Capital Resources. page 21

5.We refer to your supplemental response to prior comment 5 and note your disclosure that you have not earned any revenues since inception, that you expect to incur losses for at least the next 12 months, and that you do not have sufficient cash and cash equivalents to execute your plan of operations for at least the next twelve months. Please tell us the basis for your belief that the receipt of your remaining stock receivable will enable you to cover the expenses associated with becoming a public company. In this regard, we note your disclosure that your 12 month operating plan will require $175,000, and that you currently have no existing sources or plans for financing.

We have noted your comment and have not included this response in the filing.

The company has received in full as of July 21, 2010 its remaining stock receivable.  Based on receiving $5,400 on June 22, 2010 and $5,738 on July 21, 2010 the company believes that it has sufficient funds to cover the expenses of complying with the periodic reporting requirements under the Securities Exchange Act of 1934.  See footnote 4 of the company’s financials.

The company does not have any other expenses at this time associated with becoming a public company.  The company’s legal fees for becoming a public company have been paid in full throughout the entire process. The company does not foresee any additional expenses with its auditor in becoming a public company other than updating its financials.  The company will have additional expenses for filing fees and edgar charges.

As stated in the liquidity and capital resources section on page 21 the company has plans for financing. We anticipate raising the capital necessary to fund our business through a subsequent offering of equity securities. Additional financing, whether through public or private equity or debt financing, arrangements with security holder or other sources to fund operations.  The company does not have any specific plains at this time.

Mr. Spitari has loaned the company needed funds

We have noted this comment and have revised the disclosure on page 23.

Although Mr. Spitari may be willing to make some personal additional financial commitments, the total additional amount that he is willing to invest has not yet been determined.

We plan to satisfy our future cash requirements - primarily the working capital required for the marketing of our services and to offset legal and accounting fees - by additional financing. This will likely be in the form of future debt or equity financing.

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for at least the next year. In addition, we do not have sufficient cash and cash equivalents to execute our operations for at least the next year. We will need to obtain additional financing to conduct our day-to-day operations, and to fully execute our business plan. We anticipate raising the capital necessary to fund our business through a subsequent offering of equity securities. Additional financing, whether through public or private equity or debt financing, arrangements with security holder or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us.

We estimate that our “burn rate” is approximately $1,000 per month. Management has estimated the cost over the next six months to be (a) between $6,000 and $15,000 to continue to develop the marketing and financing of on line service, and (b) $9,000 to maintain our reporting status. Therefore our current cash on hand will not satisfy our cash requirements for the next six months and as such our CEO and director, Mr. Spitari, will need to arrange additional financial commitments to our company, which is not guaranteed. On July 21, 2010 Mr. Spitari agreed to loan the company up to $3,680 and on September 19, 2010 Mr. Spitari agreed to loan the company $1,500 pursuant to an unsecured demand loans between Imobolis and Mr. Spitari. We will use these funds for use towards fees and expenses related to this offering and to sustain our business over the next six month period, as the expenses are incurred, in the form of a non-secured loan. Although Mr. Spitari may be willing to make some personal additional financial commitments, the total additional amount that he is willing to invest has not yet been determined.

We plan to satisfy our future cash requirements - primarily the working capital required for the marketing of our services and to offset legal and accounting fees - by additional financing. This will likely be in the form of future debt or equity financing.

 Management believes that if we obtain sufficient funds to operate our business through future debt or equity financing, we may generate sales revenue within the following twelve months thereof. However, additional debt or equity financing may not be available to us on acceptable terms or at all, and thus we could fail to satisfy our future cash requirements.

 If we are unsuccessful in raising the additional proceeds through future equity financing we will then have to seek additional funds through debt financing, which would be highly difficult for a new development stage company to secure. Therefore, we are highly dependent upon the future equity financing and/or support from our existing shareholders. However, if such debt financing were available, because we are a development stage company with no operations to date, we would likely have to pay additional costs associated with high risk loans and be subject to an above market interest rate. At such time these funds are required, management would evaluate the terms of such debt financing and determine whether the business could sustain operations and growth and manage the debt load. If we cannot raise additional proceeds via future debt or equity financing we would be required to cease business operations. As a result, investors in our common stock would lose all of their investment. Also management believes if we cannot raise sufficient revenues or maintain our reporting status with the SEC we will have to cease all efforts directed towards our business. As such, any investment previously made would be lost in its entirety.

If we are unable to complete any phase of our development or marketing efforts because we don't have enough money, we will cease our development and/or or marketing operations until we raise the necessary money. Attempting to raise capital after failing in any phase of our development plan could be difficult. As such, if we cannot secure additional proceeds we will have to cease operations and investors would lose their entire investment.

 Our auditors have issued a "going concern" opinion, which is included in the financial statements included in this Form S-1 filing. . This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no substantial revenues are anticipated. Our only other source for cash at this time is investments by our CEO and director. We must raise cash to implement our business strategy and stay in business.

Additional Products. page 24

6.We refer to your revisions made in response to prior comment 7 and note your disclosure on page 21 that you presently do not have any existing sources or plans for financing-Please revise your disclosure to clearly indicate that there is no guarantee that you will be able to obtain the necessary funds to offer these additional products. Also, to the extent that the inability to offer these additional products will have a material adverse effect on your operations, you should include risk factor disclosure discussing this.

We have noted this comment and have revised the disclosure on page 27.

ADDITIONAL PRODUCTS:
In 2012 when funds permit from revenue, loans and or the sale of equity securities, the Company intends to offer free internet based bulletin board listing of goods and services. The Company will need one million five hundred thousand dollars to implement this plan. In implementing the plan the company intends to spend $150,000 on computer servers, $150,000 on acquiring office space and building out offices, $300,000 on employees and officers salaries, $100,000 on Technical support staff and $800,000 on advertising. There is no guarantee that the company will be able to obtain the necessary funds to offer these additional products.

We have noted your comment and have included this response in the filing on page 27.

The company does not believe that its inability to offer these additional products will have a material adverse effect on your operations. The main business operations of the company are its automobile online service. The additional products are not material to the business.  The additional products will only supplement the existing business to a small amount.

Notes to Financial Statements

Norte 6— Subsequent Events, page F-IQ

7.We note the unsecured demand loans which you received from your chief executive officer on July 21, 2010 and September 19, 2010. Please advise as to why you have not filed the demand notes relating to these loans as exhibits to your document pursuant to Item 601(b)(1 O)(ii)(A) of Regulation -K.

We have noted this comment and have revised the disclosure and have filed the two unsecured demand loans.

On July 21, 2010, the Company received an unsecured demand loan bearing interest at 8% in the amount of $3,680 from the Company’s CEO.

On September 19, 2010, the Company received an unsecured demand loan bearing interest at 8% in the amount of $1,500 from the Company’s CEO.

Sincerely, /s/ Julian Spitari Julian Spitari President, Imobolis, Inc.